Rider 1

1. Mr. Greenberg is a trustee of the C.V. Starr & Co., Inc. Trust (the "Starr Trust"). Mr. Greenberg may be deemed to be the beneficial owner of, and to have a pecuniary interest in, shares of AIG common stock held by the Starr Trust. Mr. Greenberg disclaims the beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by the Starr Trust. This disposition was made pursuant to the terms of the Trust Agreement dated
July 1, 1977, as amended (the "Trust Agreement"), establishing the Starr Trust, which provides that the Starr Trust will make periodic transfers of shares of AIG common stock to C.V. Starr & Co., Inc. ("Starr").

2. Mr. Greenberg owns 16.754% of the outstanding common stock of  C.V. Starr
& Co., Inc. ("Starr"). Mr. Greenberg may be deemed to be the beneficial owner of, and to have a pecuniary interest in, the shares of AIG common stock owned by Starr. Mr. Greenberg believes that any pecuniary interest he may have in the shares of AIG common stock held by Starr does not exceed the percentage of his common stock ownership of Starr. Accordingly, Mr. Greenberg has reported only his proportionate interest (i.e., 16.754%) of the transactions by Starr in AIG common stock. Mr. Greenberg disclaims the beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock owned by Starr. This acquisition represents 16.754% of the total number of shares of AIG common stock which the Starr Trust transferred to Starr pursuant to the terms of the Trust Agreement.

3. Starr has 1984, 1989 and 1994 Employee Stock Option Plans (the "Starr SOPs"), under which certain key employees of Starr are granted options with respect to shares of AIG common stock. As discussed in footnote 2 above, Mr. Greenberg may be deemed the beneficial owner of, and to have a pecuniary interest in, the shares of AIG common stock held by Starr, including those held by Starr which are used to satisfy exercises under the Starr SOPs. On June 1, 2004, one individual exercised options with respect to 1,065 shares at an exercise price of $15.3087 per share.

As discussed in footnote 2 above, Mr. Greenberg believes that his pecuniary interest in the shares of AIG common stock held by the Starr SOPs is limited to 16.754%, and Mr. Greenberg disclaims beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by Starr which are used to satisfy exercises under the Starr SOPs.

4. Starr maintains a 1972 Employee Stock Purchase Plan (the "Starr Purchase Plan"),under which employees of Starr are given the right to subscribe for shares of AIG common stock. As discussed in footnote 2 above, Mr. Greenberg may be deemed to be the beneficial owner of, and to have a pecuniary interest in, the shares of AIG common stock held by Starr, including the shares held by Starr which are used to satisfy rights under the Starr Purchase Plan.

As discussed in footnote 2 above, Mr. Greenberg believes that his pecuniary interest in the shares of AIG common stock held by the Starr Purchase Plan is limited to 16.754%, and Mr. Greenberg disclaims beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by Starr which are used to satisfy rights under the Starr Purchase Plan.

5. Mr. Greenberg is a trustee of certain trusts for the benefit of his children and grandchildren. In addition, ownership of shares of common stock held by Mr. Greenberg's wife may be attributed to Mr. Greenberg. Mr. Greenberg disclaims the beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by these trusts and by his wife.